04015898

AM
3/16/2004

VX
3/18/04

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
~~8-12345~~ 8-52704

REPORT FOR THE PERIOD BEGINNING **01/01/03** AND ENDING **12/31/03**

A.REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEC MAIL RECEIVED PROCESSING
MAR 01 2004
WASH. D.C. 181 SECTION

OFFICIAL USE ONLY

Integrity Trading, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1122 1st Street #100

(No. and Street)

Kirkland	**Washington**	**98033-5415**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY W. HOCKANSON **(425) 456-0186**

(Area Code - Telephone No.)

B.ACCOUNT IDENTIFICATION

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

Accounting Firm **Gilligan, Ryan, Jorgenson & Co., P.S.**

7525 Pioneer Wy., Ste 201	**Gig Harbor, Washington**	**98335**	
(Address)	(City)	(State)	(Zip Code)

PS
3/_

Oath or Affirmation

I, Jeffrey W. Hockanson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY TRADING, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____
Signature

Chief Compliance Officer
Title

Subscribed and sworn
to before me
this _____ day of _____________ 2004

____

Notary Public

INTEGRITY TRADING, INC.

FINANCIAL STATEMENT

FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

X (a) Facing page.

X (b) Statement of financial condition.

X (c) Statement of income (loss).

X (d) Statement of cash flows.

X (e) Statement of changes in stockholders' equity.

(f) Statement of changes in liabilities subordinated to claims of general creditors.

X (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.

(h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.

X (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.

(j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination the reserve requirements under exhibit A of Rule 15c3-3.

(k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

X (l) An oath or affirmation.

(m) A copy of the SIPC supplemental report.

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

(p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

Table of Contents

GILLIGAN, RYAN, JORGENSON & Co., P.S. Certified Public Accountants

Charles E. Gilligan, CPA
Robert M. Ryan, CPA
Marc A. Jorgenson, CPA
Scott M. Limoli, CPA

M. Eileen Baker, CPA, MS(Tax)
Julie M. Curtis, CPA
Amanda J. Wagner, CPA

INDEPENDENT AUDITORS' REPORT

February 21, 2004

To the Board of Directors
Integrity Trading, Inc.
Kirkland, Washington

We have audited the accompanying balance sheets of Integrity Trading, Inc. (a Delaware corporation) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Trading, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relations to the basic financial statements taken as a whole.

Gilligan, Ryan, Jorgenson & Co., P.S.

Gilligan, Ryan, Jorgenson & Co., P.S.
Gig Harbor, Washington

Member • Private Companies Practice Section, American Institute of Certified Public Accountants, Washington Society of Certified Public Accountants

7525 Pioneer Way, Suite 201 • P.O. Box 1441 • Gig Harbor, WA 98335
Tel 253-851-3425 • Fax 253-851-2074 • 1-800-441-3425

INTEGRITY TRADING, INC.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash	$ 131,203	$ 112,430
Deposits with clearing organizations	28,429	25,861
Receivable from broker-dealers and clearing organizations	75,155	51,774
Prepaid registration expense	15,418	13,045
Equipment, net of depreciation of $1,984 and $1,337	8,017	20,939
	258,222	224,049

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
LIABILITIES		
Accounts payable	$ 29,255	$ 9,489
Accrued expenses	7,734	21,519
Short inventory	0	13,100
Penalty payable	0	8,500
	36,989	52,608
STOCKHOLDER'S EQUITY		
Capital stock, $1 par value, 1,500 shares authorized, 1,000 issued and outstanding	1,000	1,000
Additional paid-in capital	231,111	178,000
Retained earnings	(10,878)	(7,559)
	221,233	171,441
	$ 258,222	$ 224,049

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Commissions	$ 927,399	$ 1,110,324
Interest and dividends	97	365
	927,496	1,110,689
EXPENSES		
Clearance and exchange fees	436,835	346,156
Employee compensation and benefits	142,086	178,465
Commissions paid	114,706	336,882
Communications and data processing	87,995	52,752
Advertising	33,114	50,580
Occupancy	28,801	22,676
Legal, accounting and other professional expense	20,885	50,481
Depreciation	16,871	1,099
Office expenses	14,519	13,827
Business taxes	12,849	16,092
Travel and conventions expense	11,279	3,929
Registration and licenses	9,948	4,492
Entertainment	5,468	3,980
Vehicle expense	2,998	455
Research and quotes expense	2,964	1,278
Dues and subscriptions	2,164	1,875
Refunds and customer debits	0	8,197
Security expense	650	285
Insurance	541	2,452
	944,673	1,095,953
OTHER INCOME (EXPENSE)		
Other miscellaneous income	2,045	28,134
Trading profit	21,666	33
Interest expense	(7,649)	0
Finance charges	(1,026)	(116)
Penalties	(1,178)	(25,000)
Total Other Income (Expense)	13,858	3,051
Income (loss) before income taxes	(3,319)	17,787
Provision for income taxes	0	0
Net Income (Loss)	$ (3,319)	$ 17,787

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
Capital Stock				
Balance beginning of year	$	1,000	$	1,000
Additional shares issued or retired		0		0
Balance, end of year	$	1,000	$	1,000
Additional Paid-In Capital				
Balance beginning of year		178,000	$	99,000
Additions during year		53,110		79,000
Balance, end of year	$	231,110	$	178,000
Retained Earnings				
Beginning Balance	$	(7,559)	$	(25,346)
Net loss (income)		(3,319)		17,787
End of year Balance	$	(10,878)	$	(7,559)

The accompanying notes are an integral part of these financial statements

INTEGRITY TRADING, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

		2003		2002
Cash Flow Provided by Operations				
Inflows				
Cash received from customers	$	925,160	$	1,156,871
Interest income		97		365
		925,257		1,157,236
Outflows				
Cash paid to suppliers and operating expenses		(947,997)		(1,136,880)
Interest expense		(7,649)		(116)
		(955,646)		(1,136,996)
Net cash flows from operations		(30,389)		20,240
Cash Flow Provided (Used) by Investing Activities				
Cash paid to purchase new assets		(3,948)		(19,427)
Amount realized on disposal of software		0		37,304
Net cash flows used by investing activities		(3,948)		17,877
Cash Flow Provided (Used) by Financing Activities				
Stock purchase by shareholder		53,110		79,000
Net cash flows provided by financing activities		53,110		79,000
Net change in cash		18,773		117,117
Beginning of year cash balance		112,430		(4,687)
End of year cash balance	$	131,203	$	112,430

Reconciliation of Net Income to Net Cash Flows from Operations

		2003		2002
Net income	$	(3,320)	$	17,787
Adjustments to Reconcile Net Income to Net Cash from Operations				
Depreciation		16,871		1,099
Decrease(increase) in:				
Deposits with clearing organizations		(2,568)		(229)
Receivable from broker-dealers and clearing organizati(		(23,381)		18,609
Prepaid registration expense		(2,373)		(13,045)
Increase(decrease) in:				
Accounts payable and accrued expenses		5,982		(12,481)
Short Inventory		(13,100)		0
Penalty payable		(8,500)		8,500
Net Cash Flow from Operations	$	(30,389)	$	20,240

The accompanying notes are an integral part of these financial statements

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Integrity Trading, Inc., (a Delaware Corporation) was founded in December 2000 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary operations are providing brokerage services for clients over the Internet. The Company is located in Bellevue, Washington and is licensed in all 50 states. It is currently working on it's licensing for Canada as well.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

FEDERAL INCOME TAX

The Company is subject to tax under the Internal Revenue Code and is taxed as a Corporation. Because of the net loss of the Company, normally a deferred income tax benefit would be recorded. However, because of the lack of certainty of the future profits of the Company, no benefit has been recorded as of December 31, 2003 and 2002.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in banks, and all highly liquid investments with maturity of three months or less.

PROPERTY AND EQUIPMENT

All newly acquired property and equipment is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 5 years for equipment and 39.5 years for leasehold improvements.

ADVERTISING

The Company advertises through various on-line locations. Advertising costs are expensed as incurred and totaled $33,114 and $50,580 for the years ended December 31, 2003 and 2002. All of these costs are paid in arrears of when the advertising is completed.

INTEGRITY TRADING, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is currently in office space owned by the President of the Company. The Company pays $1,200 monthly on a month-to-month lease. Additionally, the Company employs an outside bookkeeper that is the daughter of the Company's shareholder.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that he ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 and 2002 the Company had a net capital of $197,798 and $137,701, which was $97,798 and $37,701in excess of its required net capital of $100,000. There were no material differences between the unaudited net capital computation and the audited net capital computation.

NOTE 4 – POSSESSION AND CONTROL

The Company is not subject to the Possession and Control rule 15c3-3 of the Securities and Exchange Commission (SEC) due to being exempt under (k) (2)(ii), all customer transactions cleared through another broker-dealer on a fully disclosed basis. The other broker-dealer used by the Company is Penson Financial Services, Inc. (SEC # 8-42095).

INTEGRITY TRADING, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGES COMMISSION

AS OF DECEMBER 31, 2003

Net Capital	
Total Stockholder's Equity	$ 221,233
Total capital	221,233
Deductions and/or charges:	
Prepaid Registration Fee	(15,418)
Dallas office deposit	(2,500)
Equipment, net	(8,017)
	(25,935)
Net Capital	$ 195,298

GILLIGAN, RYAN, JORGENSON & Co., P.S. Certified Public Accountants

Charles E. Gilligan, CPA
Robert M. Ryan, CPA
Marc A. Jorgenson, CPA
Scott M. Limoli, CPA

M. Eileen Baker, CPA, MS(Tax)
Julie M. Curtis, CPA
Amanda J. Wagner, CPA

February 21, 2004

Board of Directors

Integrity Trading, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Integrity Trading, Inc. (the Company), for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7525 Pioneer Way, Suite 201 • P.O. Box 1441 • Gig Harbor, WA 98335
Tel 253-851-3425 • Fax 253-851-2074 • 1-800-441-3425

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gilligan, Ryan, Jorgenson & Co., P.S.

Gilligan, Ryan, Jorgenson & Co., P.S.
Gig Harbor, Washington
February 21, 2004